Exhibit 99.3

Following A Successful Finish to 2016, And To Better Leverage Its Growth Opportunities,

NICE Announces Enhancements to Capital Structure And Return Strategy

•	Q4 and full year 2016 Non-GAAP revenue and Non-GAAP earnings per share results are expected to be at or above the mid-point of the Company’s previously announced guidance ranges

•	Authorizing a new and expanded share-repurchase program of $150 million and eliminating the dividend starting Q1 2017

•	Issuing an exchangeable bond to pay down approximately half of its term loan

Hoboken, New Jersey, January 10, 2017— NICE (NASDAQ: NICE) announced today that it is taking a number of steps to enhance its capital structure and capital return policy following the recent closing of its acquisition of inContact.

As disclosed in a separate press release, NICE intends to offer exchangeable bonds and use the net proceeds to pay down current bank debt incurred in the inContact acquisition. The offering is expected to result in several benefits to the existing capital structure, including: (i) a low fixed interest rate; (ii) a longer maturity of 7 years; and (iii) enhanced balance sheet flexibility.

NICE also announced that, while it has not completed its financial close and audit for 2016, its Q4 and full year 2016 Non-GAAP revenue and Non-GAAP earnings per share results are expected to be at or above the mid-point of the Company’s previously announced guidance ranges.

In light of continued growth opportunities, NICE is enhancing its capital return strategy to optimize the Company’s long term growth profile. Therefore, the board authorized a shift in capital returns towards share repurchases by authorizing a new and enlarged share repurchase program of $150 million, and by eliminating the dividend beginning in Q1 2017. The final dividend payment will be made for Q4 2016, payable in Q1 2017.

Barak Eilam, CEO, stated, “We are pleased to finish 2016 on a high note. The progress we have made with the acquisitions of inContact and Nexidia and the continued execution of our strategic plan have created a wealth of new growth opportunities for NICE. We believe the enhancements we are introducing are the best way to capitalize on these opportunities and create long term shareholder value.”

“This new capital structure and shareholder return strategy creates the right balance to allow the company to deploy our capital in an optimal way and to enhance shareholder returns” added Beth Gaspich, CFO of NICE.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall it constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful.

About NICE Ltd.

NICE Ltd. is the worldwide leading provider of enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. The Company’s solutions help the world’s largest organizations deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies, are using the Company’s solutions.

Forward-Looking Statements

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Eilam and Ms. Gaspich, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). These forward-looking statements include the Company’s expectations as to future cash uses and needs, its expectations for the fourth quarter and full year 2016 and its expectations relating to the exchangeable bond offering . In some cases, forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including, in the case of it expectations for the fourth quarter and 2016, potential adjustments as the Company completes its financial close and audit and including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company’s products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the Company, refer to the Company’s reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.

Investors

Marty Cohen, +1 551 256-5354, ir@nice.com, ET

Yisca Erez, +972 9 775-3798, ir@nice.com, CET

Media Contact

Erik Snider, +1 877 245 7448, erik.snider@nice.com